Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 27, 2025

To the shareholders of InterCure Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of InterCure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on January 27, 2025 at 4:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve, including for, among other things, the purpose of Nasdaq Rule §5635(d), a private placement between the Company and certain investors, including an Interested Party, which is conditional upon certain closing conditions, including the approval of the shareholders of the Company.

Only shareholders at the close of business on December 27, 2024 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
December 20, 2024

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON JANUARY 27, 2025

This Proxy Statement is furnished to our holders of ordinary shares, no par value, in connection with an Extraordinary General Meeting of Shareholders, to be held on January 27, 2025 at 4:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “InterCure”, “we”, “us”, “our” and the “Company” to refer to InterCure Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Extraordinary General Meeting will be as follows:

1.	To approve, including for, among other things, the purpose of Nasdaq Rule §5635(d), a private placement between the Company and certain investors, including an Interested Party, which is conditional upon certain closing conditions, including the approval of the shareholders of the Company.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the proposed item.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on December 27, 2024 (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on December 27, 2024, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least thirty three percent (33%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposal

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on December 19, 2024, 45,765,420 Ordinary Shares were issued and outstanding.

The approval of the Proposal to be voted upon at the Meeting, is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of said proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its Chief Executive Officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal to be voted upon at the Meeting. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or Chief Executive Officer, has the right to appoint a director or the Chief Executive Officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of said Proposal, except if you notified the Company of such in writing. If you believe that you have a personal interest in said Proposal, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at InterCure 85 Medinat ha-Yehudim Street Herzliya, 4676670, Israel, to the attention of Adv. Itai Kabiljo.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal to be voted upon at the Meeting. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to said proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to the proposal to be voted upon at the Meeting, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal to be voted upon at the Meeting, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on January 24, 2025, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at amos@Intercure.co or InterCure Ltd., 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on January 24, 2025.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal to be voted upon at the Meeting as described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. January 17, 2025). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. January 22, 2025).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.Intercure.co/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

PRIVATE PLACEMENT - INTERESTED PARTY TRANSACTION

Background

On December 19, 2024, the Company has entered into a commitment by certain investors, including the Company’s Chief Executive Officer, Mr. Alexander Rabinovich (the “Interested Party”), and two existing shareholders, Mr. Yaron Yakobi and Mr. Tzahi Hagag, who, as a result of the investment, will each hold more than 5% of the Company’s issued and outstanding share capital (collectively, the “Investors”) to purchase ordinary shares of the Company by way of a private placement (the “Private Placement”). In the Private Placement, InterCure has agreed to issue to the Investors (i) an aggregate of 7,349,896 ordinary shares of the Company, at a purchase price of NIS 4.83 (approximately USD 1.34) per ordinary share, at a premium above the opening price of InterCure’s ordinary shares on the Tel Aviv Stock Exchange on the morning of Monday, December 16, 2024, which was NIS 4.81 per share (the “Determining Date “) and (ii) warrants (the “Warrants”), that will have a term of four years, to purchase up to an additional 7,349,896 ordinary shares of the Company at an exercise price equal to NIS 5.70 (approximately USD 1.58) (the “Exercise Price”), at an 18% premium above the opening price of InterCure’s ordinary shares on the Determining Date, which may further increase the proceeds from the Private Placement up to a total of approximately NIS 77 million (approximately USD 21.5M) if the Warrants are fully exercised in cash. All of the issued securities shall be restricted under the Nasdaq rules. The consideration for the allocated securities was determined through negotiations between the Company and the Investors, based on the opening share price on the Determining Date.

The Private Placement is subject to certain closing conditions, which include the approval of the shareholders of the Company, which is sought by way of this proposal in the shareholder meeting.

The Private Placement, as contemplated by Nasdaq Listing Rules, may be equal to or exceed 20% of the Company’s ordinary shares outstanding before the Private Placement.

The Private Placement will be made without an underwriter, placement agent, broker, or dealer.

Because the Company’s ordinary shares are listed on the Nasdaq Stock Market, the Company is subject to the provisions of Nasdaq Rules 5635(d).

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to approve, including for, among other things, the purpose of Nasdaq Rule §5635(d), a private placement between the Company and certain investors, including an Interested Party, which is conditional upon certain closing conditions, including the approval of the shareholders of the Company”.

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Offering, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of the Proposal to be voted at the Meeting, except if you notified the Company of such in writing. If you believe that you have a personal interest in the Proposal to be voted at the Meeting, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at InterCure 85 Medinat ha-Yehudim Street Herzliya, 4676670, Israel, to the attention of Adv. Itai Kabiljo.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Extraordinary General Meeting, but, if any other matters are properly presented at the Extraordinary General Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Amos Cohen
Amos Cohen, Chief Financial Officer
December 20, 2024